SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of  September 1999


                          Electrocon International Inc.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)


              8/F Blk 8, Prosperity Centre, 77 Container Port Road,
                           Kwai Chung, N.T. Hong Kong
              ------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

        Form 20-F    X                            Form 40-F
                   -----                                    -----

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes                           No   X
                         -----                        -----

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ELECTROCON INTERNATIONAL INC.
                                                             (Registrant)



Date: September 23, 1999            By:  /s/ Henry F. Schlueter
      ------------------                 ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary

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Electrocon International Inc.                                       NEWS RELEASE
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10 Universal City Plaza, Suite 2000
Universal City, California 91608
Corporate Office: 818-754-3773 fax: 818-865-2200
Investor Relations: 818-475-1509
URL: www.getgomail.com
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             ELECTROCON TO CHANGE NAME AND PURSUE INTERNET STRATEGY

Universal City, CA...September 22, 1999...Electrocon announced today that the Company's Board of Directors has approved a resolution whereby the Company will change its name from Electrocon International, Inc. (NASDAQ symbol "EPLTF") to GETGO Mail.com, Inc. (reserved NASDAQ symbol "GTGO"), subject to shareholder approval.

Management believes the name change will reflect the Company's new strategic focus in the rapidly developing market for Unified Messaging. Specifically, the Company intends to manufacture a new line of credit card size Unified Messaging products capable of receiving and sending Internet remote Voice mail, E-mail and Fax mail downloads through a cellular phone or landline telephone. The GETGO Mail(TM)card plugs into a standard cell phone or landline phone for automatic downloading. The proprietary "Visual Access Platform" allows voice data to be stored within an E-mail box and to be formatted with the original caller's identity so that it appears on a GETGO Mail(TM)card's screen and is directly accessible as if it were standard e-mail.

Electrocon (GETGO Mail.com) has acquired a patent license agreement with privately held Visual Access Technologies/CVOICE ("VAT") of New York to develop, manufacture, market and sell a credit card size device capable of receiving Internet Voice mail, E-mail and Fax mail downloads. The patent license allows GETGO Mail.com to make and sell products that provide a visual listing of voice mail and a link to the corresponding voicemail through an Internet Visual Access Platform. Although standard E-Mail and Fax Mail have header formats that identify the original sender, standard voice mail does not. Now, through GETGO Mail.com's new patented technology, a format for establishing original sender headers for voicemail stored in E mail boxes is available, thus allowing for access to voice mail as conveniently as if it were email. In addition, the Company has the exclusive patent license to sell the product and supporting software throughout Asia.

Judah Klausner, Visual Access/CVOICE principal shareholder and the inventor of the Visual Access technology says; "I can see an important market being developed for consumers to carry a small credit card size device in order to receive instant Internet unified mail inclusive of voice mail". Mr. Klausner, is also the inventor of the electronic databank organizer and was dubbed, "The Wizard behind the Wizard" after licensing Sharp Electronics. Additional companies that have sold electronic organizers licensed under Mr. Klausner's organizer patent include Apple, Casio, Rolodex, Toshiba, and Sony.

During the past 10 years as a public company, Electrocon International, Inc. has established itself as a significant distributor of semiconductor products, memory chips, integrated circuits, programmable logic devices as well as cell components and chips with gate arrays. The company's principle business activity has been in Hong Kong and China representing such companies as Texas Instruments, Zilog, TDK Semiconductors, Lifinity as well as other leading companies. For additional information on the Company and its new strategic focus, please log on to www.getgomail.com.